UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number :001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  Not Applicable                        .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 21st April 2011	By IsI Sanjay Dongre
Name: Sanjay Dongre
Title: Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 18th April 2011 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about the Board Meeting held for approval of the audited annual financial results as on March 31, 2011.

18th April 2011

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Re : Audited Annual Financial Results for the Financial Year ended 31st March 2011

We attach herewith two files containing the audited annual financial results of the Bank for the Financial Year ended 31st March 2011 as approved by the Board of Directors at its meeting held on 18th April 2011 and a press release issued by the Bank in this regard.

The aforesaid audited annual financial results have been submitted to the stock exchanges in India as per the listing requirements of those stock exchanges.

We are also pleased to inform that the Board of Directors have recommended a dividend of (INR) Rs. 16.50 /- per equity share ( 165%) out of the net profits for the year ended 31st March, 2011.

This is for your information and record.

Thanking you,

Yours faithfully,
For HDFC Bank Limited

Sd/-

/s/ Sanjay Dongre
Sanjay Dongre
Executive Vice President (Legal) &
Company Secretary

Exhibit I

HDFC BANK LIMITED

FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2011

					( in lacs)
	Particulars	Quarter ended 31.03.2011	Quarter ended 31.03.2010	Year ended 31.03.2011	Year ended 31.03.2010
		Unaudited	Unaudited	Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	546855	405311	1992821	1617273
	a) Interest/discount on advances/bills	415093	303139	1508501	1209828
	b) Income on Investments	129658	100811	467544	398111
	c) Interest on balances with Reserve
	Bank of India and other inter bank funds	1864	1231	14808	8096
	d) Others	240	130	1968	1238
2	Other Income	125576	95076	433515	398310
3	A) TOTAL INCOME (1) + (2)	672431	500387	2426336	2015583
4	Interest Expended	262908	170175	938508	778630
5	Operating Expenses (i) + (ii)	199837	160775	715292	593981
	i) Employees cost	73335	59716	283604	228918
	ii) Other operating expenses	126502	101059	431688	365063
6	B) TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	462745	330950	1653800	1372611
7	Operating Profit before Provisions and Contingencies (3) - (6)	209686	169437	772536	642972
8	Provisions (Other than tax) and Contingencies	43134	43991	190671	214059
9	Exceptional Items	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7-8-9)	166552	125446	581865	428913
11	Tax Expense	55081	41784	189226	134044
12	Net Profit / (Loss) from Ordinary Activities after tax (10-11)	111471	83662	392639	294869
13	Extraordinary items (net of tax expense)	—	—	—	—
14	Net Profit / (Loss) (12-13)	111471	83662	392639	294869
15	Paid up equity share capital (Face Value of 10/- each)	46523	45774	46523	45774
16	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)			2491113	2106185
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	16.2%	17.4%	16.2%	17.4%
	(iii) Earnings per share ( )
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	24.0	18.3	85.0	67.6
	(b) Diluted EPS before & after extraordinary items (net of tax expense) -not annualized	23.7	18.1	84.0	66.9
	(iv) NPA Ratios
	(a) Gross NPAs	169434	181676	169434	181676
	(b) Net NPAs	29641	39205	29641	39205
	(c) % of Gross NPAs to Gross Advances	1.05%	1.43%	1.05%	1.43%
	(d) % of Net NPAs to Net Advances	0.2%	0.3%	0.2%	0.3%
	(v) Return on assets (average) - not annualized	0.4%	0.4%	1.6%	1.5%
18	Non Promoters Shareholding
	(a) Public Shareholding
	- No. of shares	275440073	267997650	275440073	267997650
	- Percentage of Shareholding	59.2%	58.6%	59.2%	58.6%
	(b) Shares underlying Depository Receipts ( ADS and GDR )
	- No. of shares	81142391	81102402	81142391	81102402
	- Percentage of Shareholding	17.4%	17.7%	17.4%	17.7%
19	Promoters and Promoter Group Shareholding
	(a) Pledged / Encumbered
	- No. of shares	—	—	—	—
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—
	- Percentage of Shares (as a % of the total share capital of the Company)	—	—	—	—
	(b) Non - encumbered
	- No. of shares	108643220	108643220	108643220	108643220
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	100.0%	100.0%	100.0%	100.0%
	- Percentage of Shares (as a % of the total share capital of the Company)	23.4%	23.7%	23.4%	23.7%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

					( in lacs)
Particulars		Quarter ended 31.03.2011	Quarter ended 31.03.2010	Year ended 31.03.2011	Year ended 31.03.2010
		Unaudited	Unaudited	Audited	Audited
1	Segment Revenue
a)	Treasury	162279	103932	539116	462282
b)	Retail Banking	559135	405895	1950503	1573704
c)	Wholesale Banking	313527	197368	1161289	816204
d)	Other banking operations	70339	61865	248369	231993
e)	Unallocated	—	—	—	—
	Total	1105280	769060	3899277	3084183
	Less: Inter Segmental Revenue	432849	268673	1472941	1068600
	Income from Operations	672431	500387	2426336	2015583
2	Segment Results
a)	Treasury	10390	2572	9612	67348
b)	Retail Banking	89520	62627	301457	159680
c)	Wholesale Banking	52526	49952	242331	197862
d)	Other banking operations	34354	24021	101836	60191
e)	Unallocated	(20238)	(13726)	(73371)	(56168)
	Total Profit Before Tax	166552	125446	581865	428913
3	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	7501909	6394476	7501909	6394476
b)	Retail Banking	(5899586)	(4755502)	(5899586)	(4755502)
c)	Wholesale Banking	966039	402003	966039	402003
d)	Other banking operations	479097	385953	479097	385953
e)	Unallocated	(509823)	(274971)	(509823)	(274971)
	Total	2537636	2151959	2537636	2151959

Business Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organization structure, the internal business reporting system and the guidelines prescribed by RBI.

Geographic Segments

Since the Bank does not have material earnings emanating outside India, the Bank is considered to operate in only the domestic segment.

Notes :

1	Statement of Assets and Liabilities as on March 31, 2011 is given below.

		( in lacs)
Particulars	As at 31.03.2011	As at 31.03.2010
CAPITAL AND LIABILITIES
Capital	46523	45774
Reserves and Surplus	2491113	2106185
Employees’ Stock Options (Grants) Outstanding	291	291
Deposits	20858641	16740444
Borrowings	1439406	1291569
Other Liabilities and Provisions	2899285	2061597
Total	27735259	22245860
ASSETS
Cash and balances with Reserve Bank of India	2510081	1548329
Balances with Banks and Money at Call and Short notice	456802	1445912
Investments	7092936	5860763
Advances	15998267	12583060
Fixed Assets	217065	212281
Other Assets	1460108	595515
Total	27735259	22245860

2	The above results have been approved by the Board of Directors at its meeting held on April 18, 2011. There are no qualifications in the auditors’ report for the year ended March 31, 2011. The information presented above is extracted from the audited financial statements as stated.
3	The Board of Directors at their meeting proposed a dividend of 16.5 per share, subject to the approval of the members at the ensuing Annual General Meeting.
4	The Board of Directors at its meeting held on April 18, 2011 considered and approved the sub-division (split) of one equity share of the Bank having a nominal value of 10/- each into five equity shares of nominal value of 2/- each and consequential alteration in the authorized share capital in the Capital Clause of the Memorandum of Association of the Bank. The sub-division of shares will be subject to approval of the shareholders and any other statutory and regulatory approvals, as applicable.
5	During the year ended March 31, 2011, the Bank granted 65,93,500 stock options under plan E - scheme ESOS XVI to its employees. The grant price of these options is 2,200.80, being the closing market price as on the working day immediately preceding the date of grant of options.
6	During the quarter and year ended March 31, 2011, the Bank allotted 8,95,723 and 74,82,412 shares pursuant to the exercise of stock options by certain employees.
7	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.
8	Effective April 1, 2010, the Bank has classified fees paid relating to transactions done by the Bank’s customers on other banks’ ATMs, which hitherto were netted from fees and commissions, under operating expenses. Figures for the previous periods have been regrouped/reclassified to conform to current period’s classification.
9	Floating provisions have been classified as Tier 2 capital and reflected under Other Liabilities with effect from the current financial year. These provisions were hitherto netted from Advances and from Gross NPAs in arriving at Net NPAs.
10	In accordance with RBI guidelines under reference RBI/2009-2010/356 IDMD/4135/11.08.43/2009-10 dated March 23, 2010, effective April 1, 2010, Repo and Reverse Repo transactions in government securities and corporate debt securities (excluding transactions conducted under Liquidity Adjustment Facility with RBI) are reflected as borrowing and lending transactions respectively. These transactions were hitherto recorded under investments as sales and purchases respectively.
11	As on March 31, 2011, the total number of branches (including extension counters) and the ATM network stood at 1,986 branches and 5,471 ATMs respectively.
12	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended March 31, 2011: Opening : Nil ; Additions : 299 ; Disposals : 299 ; Closing position : Nil.
13	Figures of the previous period have been regrouped/reclassified wherever necessary to conform to current period’s classification.
14	10 lac = 1 million

10 million = 1 crore

Place : Mumbai	Aditya Puri
Date : April 18, 2011	Managing Director

HDFC BANK LIMITED GROUP

CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2011

			( in lacs)
	Particulars	Year ended 31.03.2011	Year ended 31.03.2010
		Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	2004334	1623274
	a) Interest/discount on advances/bills	1518803	1209275
	b) Income on Investments	467565	397793
	c) Interest on balances with Reserve
	Bank of India and other inter bank funds	15827	8708
	d) Others	2139	7498
2	Other Income	458504	420957
3	A) TOTAL INCOME (1) + (2)	2462838	2044231
4	Interest Expended	942515	779760
5	Operating Expenses (i) + (ii)	731795	608083
	i) Employees cost	297714	238931
	ii) Other operating expenses	434081	369152
6	B) TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	1674310	1387843
7	Operating Profit before Provisions and Contingencies (3) - (6)	788528	656388
8	Provisions (Other than tax) and Contingencies	192807	214487
9	Exceptional Items	—	—
10	Profit / (Loss) from ordinary activities before tax (7-8-9)	595721	441901
11	Tax Expense	193952	138609
12	Net Profit / (Loss) from Ordinary Activities after tax (10-11)	401769	303292
13	Extraordinary items (net of tax expense)	—	—
14	Net Profit / (Loss) (12-13)	401769	303292
15	Minority Interest	3224	3254
16	Share in profits of associates	704	327
17	Consolidated profit for the year attributable to the Group	399249	300365
18	Paid up equity share capital (Face Value of 10/- each)	46523	45774
19	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)	2511791	2115815
20	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil
	(ii) Earnings per share ( )
	(a) Basic EPS before & after extraordinary items (net of tax expense)	86.5	68.8
	(b) Diluted EPS before & after extraordinary items (net of tax expense)	85.4	68.1

Consolidated Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Group is as under:

			( in lacs)
Particulars		Year ended 31.03.2011	Year ended 31.03.2010
		Audited	Audited
1	Segment Revenue
a)	Treasury	539116	462282
b)	Retail Banking	1950503	1573704
c)	Wholesale Banking	1161289	816204
d)	Other banking operations	284994	261030
e)	Unallocated	(123)	(389)
	Total	3935779	3112831
	Less: Inter Segmental Revenue	1472941	1068600
	Income from Operations	2462838	2044231
2	Segment Results
a)	Treasury	9612	67348
b)	Retail Banking	301457	159680
c)	Wholesale Banking	242331	197862
d)	Other banking operations	115815	73568
e)	Unallocated	(73494)	(56557)
	Total Profit Before Tax, Minority Interest & Earnings from Associates	595721	441901
3	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	7501909	6394476
b)	Retail Banking	(5899586)	(4755502)
c)	Wholesale Banking	966039	402003
d)	Other banking operations	479097	385953
e)	Unallocated	(509823)	(274971)
	Total	2537636	2151959

Business Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organization structure, the internal business reporting system and the guidelines prescribed by RBI.

Geographic Segments

Since the Group does not have material earnings emanating outside India, the Group is considered to operate in only the domestic segment.

Notes :

1	The above results represent consolidated financial results for HDFC Bank Limited, its subsidiaries and associates. These results have been approved by the Board of Directors at its meeting held on April 18, 2011. There are no qualifications in the auditor’s report for the year ended March 31, 2011. The information presented above is extracted from the audited consolidated financial statements as stated.
2	The above results are prepared in accordance with the principles set out in Accounting Standard 21- Consolidated Financial Statements and Accounting Standard 23 - Accounting for Investments in Associates in Consolidated Financial Statements as prescribed by the Institute of Chartered Accountants of India.
3	Figures of the previous year have been regrouped/reclassified wherever necessary to conform to current year’s classification.
4	10 lac = 1 million

10 million = 1 crore

Place : Mumbai	Aditya Puri
Date : April 18, 2011	Managing Director

NEWS RELEASE

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP)

FOR THE QUARTER AND YEAR ENDED MARCH 31, 2011

The Board of Directors of HDFC Bank Limited approved the annual audited (Indian GAAP) accounts for the year ended March 31, 2011, at their meeting held in Mumbai on Monday, April 18, 2011.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended March 31, 2011

The Bank’s total income for the quarter ended March 31, 2011, was 6,724.3 crores. Net revenues (net interest income plus other income) at 4,095.2 crores for the quarter ended March 31, 2011 increased by 24.0% over 3,302.1 crores for the corresponding quarter ended March 31, 2010. Net interest income (interest earned less interest expended) for the quarter ended March 31, 2011 was 2,839.5 crores as against 2,351.4 crores for the quarter ended March 31, 2010. This was driven by loan growth of 27.1% and a core net interest margin for the quarter of 4.2%.

Other income (non-interest revenue) for the quarter ended March 31, 2011 was 1,255.8 crores up 32.1% over that in the corresponding quarter ended March 31, 2010. The main contributor to other income for the quarter was fees & commissions of  1,000.6 crores, up by 23.2% over 812.5 crores in the corresponding quarter ended March 31, 2010. The other major component of other income was foreign exchange & derivatives revenue of 245.4 crores as against 180.1 crores for the corresponding quarter of the previous year. The Bank earned a profit of 8.6 crores on revaluation / sale of investments for the quarter ended March 31, 2011 as against a loss of 47.3 crores in the quarter ended March 31, 2010.

Operating expenses for the quarter were 1,998.4 crores, an increase of 24.3% over 1,607.8 crores during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was stable at 48.8% as against 48.7% for the corresponding quarter ended March 31, 2010. Provisions and contingencies were 431.3 crores (including specific loan loss and floating provisions of 330.1 crores) for the quarter ended March 31, 2011 as against 439.9 crores (including specific loan loss and floating provisions of 322.8 crores) for the corresponding quarter ended March 31, 2010. After providing 550.8 crores for taxation, the Bank earned a Net Profit of 1,114.7 crores, an increase of 33.2% over the quarter ended March 31, 2010.

Profit & Loss Account: Year ended March 31, 2011

For the year ended March 31, 2011, the Bank earned total income of 24,263.4 crores. Net revenues for the year ended March 31, 2011 were 14,878.3 crores, up by 20.3% over 12,369.5 crores for the year ended March 31, 2010. The Bank’s net profit for year ended March 31, 2011 was 3,926.4 crores, up 33.2%, over the year ended March 31, 2010. Consolidated net profit for the Bank increased by 32.9% to 3,992.5 crores for the year ended March 31, 2011.

Balance Sheet: As of March 31, 2011

The Bank’s total balance sheet size increased by 24.7% from 222,459 crores as of March 31, 2010 to 277,353 crores as of March 31, 2011. Total net advances as of March 31, 2011 were 159,983 crores, an increase of 27.1% over March 31, 2010. Total deposits were at 208,586 crores, an increase of 24.6% over March 31, 2010. Savings account deposits grew 27.2% over the previous year to reach 63,448 crores, while current account deposits at 46,460 crores, registered a growth of 24.8% over the same period. Adjusting current account deposits for one-offs at year end the core CASA ratio was at 51% of total deposits as at March 31, 2011.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as at March 31, 2011 (computed as per Basel II guidelines) stood at 16.2% as against 17.4% as of March 31, 2010 and against the regulatory minimum of 9.0%. Tier-I CAR was 12.2% as of March 31, 2011. During the year 74.8 lac shares were allotted by the Bank on the exercise of options granted earlier under various employee stock option plans. As a result, equity share capital increased by 7.5 crores and reserves (share premium) by 820.7 crores.

DIVIDEND

The Board of Directors recommended an enhanced dividend of 16.50 per share for the year ended March 31, 2011, as against 12.0 per share for the previous year. This would be subject to approval by the shareholders at the next annual general meeting.

NETWORK

As of March 31, 2011, the Bank’s distribution network was at 1,986 branches and 5,471 ATMs in 996 cities as against 1,725 branches and 4,232 ATMs in 779 cities as of March 31, 2010. The Bank’s total customer base was 21.9 million as of March 31, 2011.

ASSET QUALITY

Asset quality continued to remain healthy with gross non-performing assets as on March 31, 2011 at 1.1% of gross advances as against 1.4% at the end of the previous year. The ratio of net non-performing assets to net advances as of March 31, 2011 was at 0.2%, down from 0.3% as at March 31, 2010. The Bank’s provisioning policies for specific loan loss provisions remained higher than regulatory requirements. The NPA coverage ratio based on specific provisions (not including write-offs, technical or otherwise) was at 82.5% as on March 31, 2011 while that on March 31, 2010 was 74.8%. Total restructured loans (including applications received and under process for restructuring) were at 0.4% of gross advances of which 0.1% were restructured loans classified as NPAs as on March 31, 2011.

SUBDIVISION (SPLIT) OF THE BANK’S EQUITY SHARES

The Board of Directors considered and approved the sub-division (split) of one equity share of the Bank having a nominal value of 10 each into five equity shares of nominal value of 2 each. The record date for the same shall be determined subsequently. The sub-division of shares will be subject to approval of the shareholders and any other statutory and regulatory approvals, as applicable.

Note:

= Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,”“anticipate,” “estimate,” “intend,” “plan,”“contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our nonperforming loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulation and other regulatory changes in India and other jurisdictions on us, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments, caused by any factor including terrorist attacks in India or elsewhere, anti-terrorist or other attacks by any country, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India; natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations.